NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2016.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended March 31, 2015, 2014 and 2013 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the General and administrative expense caption of the Statement of Operations.

2.4. Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.5. Fair value measurements

U.S GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

2.6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful economic lives for each item, considered to be as follows:

- Office equipment — 3 to 5 years
- Fixtures and fittings — 5 years
- Leasehold Improvements — 5 years

3. Related party transactions

As of March 31, 2016 the Company has a net payable in the amount of $58,332 due to the affiliate, PH LLP, comprised of $42,225 of payable under the Transfer Pricing Agreement, $6,765 payable under the Expense Sharing Agreement and $9,342 of intercompany.

In 2012 the Company signed a Subordinated Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the previous year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 and an updated agreement on 10 March 2016 for 12 months. Interest is accrued at 4% per annum and as at March 31, 2016 the amount of accrued interest totalled $12,658. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2016, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2016, the Company had net capital of $914,472, which was $664,472 in excess of its required net capital of $250,000.

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $1,212,351 at March 31, 2016. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2016, all fee revenue earned was from PH LLP.

6. Property, plant and equipment

	Leasehold Improvements	Office Equipment	Total
As at March 31, 2016	$ USD	$ USD	**$ USD**
Cost			
Balance at April 1, 2015	-	4,014	4,014
Additions	18,250	18,690	36,940
Balance at March 31, 2016	**18,250**	**22,704**	**40,954**
Amortization			
Balance at April 1, 2015	-	(1,303)	(1,303)
Charge for the year	(507)	(1,839)	(2,346)
Balance at March 31, 2016	**(507)**	**(3,142)**	**(3,649)**
Carrying value at March 31, 2016	**17,743**	**19,562**	**37,305**

Additions of leasehold improvements include $18,250 of construction in progress at year end.

7. Commitments

The Company leases its office facility in New York under an operating lease expiring February 28, 2021. Aggregate future minimum annual rental payments are as follows:

	March 31, 2016 $ USD
Outstanding commitments	
2017	56,842
2018	58,547
2019	60,303
2020	62,113
2021	58,498

The Company also has a security deposit of $7,200 relating to the prior lease yet to be returned and $28,350 relating to the new lease.